DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

February 20, 2007

Grace K. Lee
Senior Counsel and Deputy Secretary
Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, NJ 07033

Act: 1934
Section: 14A-8
Rule:
Public
Availability: 2/20/2007

Re: Schering-Plough Corporation
Incoming letter dated January 9, 2007

Dear Ms. Lee:

This is in response to your letter dated January 9, 2007 concerning the shareholder proposal submitted to Schering-Plough by William Steiner. We also have received correspondence on the proponent's behalf dated January 17, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, NJ 07033 USA
Phone +1 908 298 4000
www.schering-plough.com

RECEIVED

2007 JAN 10 PM 4:27

Schering-Plough

Direct Dial: (908) 298-7175
Direct Fax: (908) 298-7303
Email: grace.lee9@spcorp.com

January 9, 2007

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Schering-Plough Corporation – Shareholder Proposal of William Steiner

We are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission of Schering-Plough's intention to exclude from its proxy materials for its 2007 annual meeting of shareholders a shareholder proposal and a statement in support thereof (the "Proposal") submitted by William Steiner (the "Proponent") through his representative John Chevedden. A copy of the Proposal and all correspondence between Schering-Plough and the Proponent is attached as Exhibit A. We request that the staff confirm that it will not recommend any enforcement action to the Commission if, in reliance on the provisions of Rule 14a-8 set forth below, Schering-Plough excludes the Proposal from its proxy materials.

Pursuant to Rule 14a-8(j), we are furnishing the staff with six copies of this letter and its exhibits. A copy of this letter is also being provided simultaneously to the Proponent.

As discussed more fully below, we believe that the Proposal may be excluded from the Proxy Materials pursuant to the following provisions of Rule 14a-8:

(a) Rule 14a-8(i)(7), because the Proposal addresses an ordinary business matter.

(b) Rule 14a-8(i)(6), because the Proposal would require Schering-Plough to take action that it is not authorized to take.

THE PROPOSAL

The Proposal reads as follows:

"Resolved, Shareholders request that our Board of Directors adopt a policy whereby at least 75% of future equity compensation (stock options and restricted stock) awarded to senior executives shall be performance-based, and the performance criteria adopted by the Board disclosed to shareholders.

"Performance-based" equity compensation is defined here as:

(a) Indexed stock options, the exercise price of which is linked to an industry index;

(b) Premium-priced stock options, the exercise price of which is substantially above the market price on the grant date; or

(c) Performance-vesting options or restricted stock, which vest only when the market price of the stock exceeds a specific target for a substantial period."

REASONS FOR EXCLUSION

Rule 14a-8(i)(7) – The Proposal addresses an ordinary business matter.

Schering-Plough believes the Proposal may be excluded from its proxy materials under Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the company's ordinary business operations.

Schering-Plough's Board and management share the Proponent's belief that a substantial portion of pay should be performance-based. This is well-established in Schering-Plough's proxy statements. For example, see the bar charts on page 16 of the proxy statement for the 2006 annual meeting of shareholders (copy at Exhibit B with examples, marked) showing the increase in performance-based pay since the arrival of the new management team beginning in 2003; and the compensation committee's report in that proxy statement, which indicates that, "starting in 2005, twenty percent of the stock options granted to senior executives are subject to a performance-based vesting index (Indexed Options)" and that during 2006, all options were conditioned on satisfaction of specified performance criteria.

However, in the Proposal, the Proponent dictates a number of intricate details concerning the implementation of performance-based pay:

1. first, an exact percentage of compensation that must be performance based – at least 75%;

2. second, exact types of awards that must be performance based – future equity awards (stock options and restricted stock); and

3. third, exact performance measures which much be used – indexed stock options, the exercise price of which is linked to an industry index; premium-priced stock options, the exercise price of which is substantially above the market price on the grant date; or performance-vesting options or restricted stock, which vest only when the market price of the stock exceeds a specific target for a substantial period."

In dictating these details the Proponent has gone too far to make the Proposal a proper matter for inclusion in the proxy materials, by crossing into ordinary business operations and by asking the Board to take action in does not have the power to take, all as explained in detail below.

The Commission has stated that the general underlying policy of the ordinary business exclusion is "consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." See *Exchange Act Release No. 40018* (May 21, 1998). Shareholder proposals may be excluded when they seek to "micro-manage" the company with a proposal that "involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." See *Exchange Act Release No. 40018* (May 21, 1998). As noted above, the Proposal involves just such intricate detail and seeks to impose just such specific methods for implementing a performance based pay program so as to micro-manage the pay for performance aspects of compensation.

The determination of how to allocate awards under Schering-Plough's equity compensation plans is an ordinary business matter for the company. The compensation committee has the authority and responsibility for determining executive compensation under the New York Stock Exchange Regulations. This responsibility includes determining the type of compensation instruments to be awarded, which instruments will be performance-based and what performance measures will be used. All of these details are determined by the Committee from time to time based on the Company's needs and circumstances.

The Proposal would intrude into the Committee's satisfaction of this responsibility and remove the Committee's ability to react to ordinary business developments. These ordinary business developments include the need to recruit new executives and the need to re-focus executives' on improving a particular facet of performance. The rigid detailed requirements of the Proposal would not allow sufficient flexibility to react to these type ordinary business developments.

And ordinary business developments also include reacting to evolving compensation standards, another type of ordinary business development that is continually reassessed by the compensation committee when determining compensation matters. The Commission noted in the adopting release relating to the new executive compensation disclosure requirements, that the complexity and variations in the types and forms of compensation are continually evolving. See *Exchange Act Release 34-54302A* (August 29, 2006).

The Proposal's narrow definition of "performance-based" equity, coupled with the arbitrary percentage of equity compensation that must be performance-based, is the type of micro-management that the staff has previously stated may be excluded from company proxy materials pursuant to Rule 14a-8(i)(7). See *Exchange Act Release No. 40018* (May 21, 1998).

Rule 14a-8(i)(6) – The Proposal would require Schering-Plough to take action it does not have the authority to take.

Rule 14a-8(i)(6) permits exclusion of a proposal if the company would lack the power or authority to implement the proposal.

Section 303A.05 of the New York Stock Exchange Listed Company Manual, which requires that a listed company's compensation committee be vested with "direct responsibility to … review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO's performance in light of those goals and objectives, and … determine and approve the CEO's compensation level based on this evaluation." The commentary to Section 303A.05 states that "[i]n determining the long-term incentive component of CEO compensation, the committee should consider the listed company's performance and relative shareholder return, the value of similar incentive awards to CEOs at comparable companies, and the awards given to the listed company's CEO in past years."

The Proposal's narrow and rigid definition of "performance-based equity compensation" is inconsistent with the NYSE guidance that the compensation committee should consider measures other than simply Schering-Plough's stock price. As a result, the Proposal would unduly restrain the compensation committee's ability to comply with the NYSE rules.

Further, as a technical matter, the Proposal calls for implementation of the proposed policy by the full board of directors. Imposing that obligation on the board of directors rather than the compensation committee may conflict with Schering-Plough's obligations under Section 303A.05 of the New York Stock Exchange Listed Company Manual, which requires that a listed company's compensation committee be vested with "direct responsibility to … review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO's performance in light of those goals and objectives, and … determine and approve the CEO's compensation level based on this evaluation." The commentary to Section 303A.05 states that "[i]n determining the long-term incentive component of CEO compensation, the committee should consider the listed company's performance and relative shareholder return, the value of similar incentive awards to CEOs at comparable companies, and the awards given to the listed company's CEO in past years."

Currently, the compensation of Schering-Plough's executive officers, including the terms of their equity compensation awards, is determined by the compensation committee of the board of directors. If the Proposal were implemented by the full board of directors, as directed by the Proposal, Schering-Plough might no longer comply with Section 303A.05's requirement that compensation decisions be made by the compensation committee.

CONCLUSION

For the reasons set forth above, we believe that Schering-Plough may exclude the Proposal from its proxy materials under Rules 14a-8(i)(7) and (i)(6), and we hereby request confirmation that the staff will not recommend any enforcement action to the Commission if Schering-Plough so excludes the Proposal.

Should the staff make an initial determination that the Proposal may not be excluded from the Proxy Materials, we would appreciate an opportunity to discuss the staff's determination before a response to this letter is issued. When a written response to this letter becomes available, please fax the letter to me at (908)298-7303. We represent that we will overnight a copy of the response to the Proponent when we receive the Staff's response. Should the staff have any questions, please feel free to call me at (908)298-7175 or Susan Ellen Wolf, Corporate Secretary, Vice President-Governance and Associate General Counsel.

Sincerely,

Grace K. Lee
Senior Counsel and Deputy Secretary

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Susan Ellen Wolf

Exhibit A

[Rule 14a-8 Proposal, November 17, 2006]
3 – Performance Based Stock Options

Resolved, Shareholders request that our Board of Directors adopt a policy whereby at least 75% of future equity compensation (stock options and restricted stock) awarded to senior executives shall be performance-based, and the performance criteria adopted by the Board disclosed to shareowners.

"Performance-based" equity compensation is defined here as:

(a) Indexed stock options, the exercise price of which is linked to an industry index;
(b) Premium-priced stock options, the exercise price of which is substantially above the market price on the grant date; or
(c) Performance-vesting options or restricted stock, which vest only when the market price of the stock exceeds a specific target for a substantial period.

This is not intended to unlawfully interfere with existing employment contracts. However, if there is a conflict with any existing employment contract, our Compensation Committee is urged for the good of our company to negotiate revised contracts that are consistent with this proposal.

As a long-term shareholder, I support compensation policies for senior executives that provide challenging performance objectives that motivate executives to achieve long-term shareowner value. I believe that a greater reliance on performance-based equity grants is particularly warranted at Schering-Plough.

Many leading investors criticize standard options as inappropriately rewarding mediocre performance. Warren Buffett has characterized standard stock options as "a royalty on the passage of time" and has spoken in favor of indexed options.

In contrast, peer-indexed options reward executives for outperforming their direct competitors and discourage re-pricing. Premium-priced options reward executives who enhance overall shareholder value. Performance-vesting equity grants tie compensation more closely to key measures of shareholder value, such as share appreciation and net operating income, thereby encouraging our executives to set and meet performance targets.

Performance Based Stock Options
Yes on 3

Notes:
William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 sponsors this proposal.

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.
Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

Lee, Grace (CORP 9)

From: Lee, Grace (CORP 9)
Sent: Thursday, December 21, 2006 03:26 PM
To: 'J'
Cc: Wolf, Susan
Subject: RE: (SGP) Shareholder proposals submitted to Schering-Plough Corporation

Mr. Chevedden,

We are continuing to consider and have not made a determination on the shareholder proposal submitted regarding performance-based stock options.

We would be happy to further discuss the proposal with you if you are amenable to a dialogue with us. We believe that we have some important points to discuss regarding the company's progress in this area. Please let me know if you have any additional questions.

Grace

Grace K. Lee
Senior Counsel
Office of the Corporate Secretary
Schering-Plough Corporation
2000 Galloping Hill Road, K-1-4400
Kenilworth, NJ 07033
phone (908) 298-7175
fax (908) 298-7303
email grace.lee9@spcorp.com

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Thursday, December 21, 2006 01:09 AM
To: Lee, Grace (CORP 9)
Subject: (SGP) Shareholder proposals submitted to Schering-Plough Corporation

Dear Ms. Lee,
Will the Performance Based Stock Options proposal then be voted at the 2007 annual meeting. Sincerely, John Chevedden

Lee, Grace (CORP 9)

From: Lee, Grace (CORP 9)
Sent: Tuesday, January 09, 2007 10:48 AM
To: 'J'
Cc: Wolf, Susan
Subject: RE: (SGP)

Mr. Chevedden,

I hope you had a happy holiday and wish you a happy new year.

I have some additional information for you with respect to the proposal to redeem the poison pill or subject it to a shareholder vote. As I noted earlier, the poison pill will expire by its terms in July 2007 and the Board has resolved, in a press release issued on December 15, 2006, that it will not renew the poison pill and no new pill will be put in place in the future unless it is submitted for shareholder approval within 12 months of adoption.

I also would like to mention that redeeming the poison pill before it expires in July 2007 would result in unnecessary costs. The redemption price of the rights is $.01 per right or approximately $15 million based on the 1.5 billion rights currently outstanding. See 8-A12B filed on June 30, 1997. In addition, the legal and other costs associated with redeeming the pill would be approximately $150,000. Since the pill will expire less than two months after the annual meeting, there is little benefit to expending this cost.

We believe that the company actions addresses your concerns about the poison pill without expending unnecessary expense. Give these facts, we ask that you please consider whether you will withdraw the proposal.

In addition, we would be happy to further discuss whether you are amenable to discussing and/or negotiating an amicable resolution regarding the proposal related to performance-based compensation.

I would be happy to further discuss all these points with you via phone or email. I would greatly appreciate a response on the withdrawal of the poison pill proposal and the discussion of the performance-based compensation proposal. I look forward to hearing from you by the close of business (EST) today. Thank you.

Grace

Grace K. Lee
Senior Counsel
Office of the Corporate Secretary
Schering-Plough Corporation
2000 Galloping Hill Road, K-1-4400
Kenilworth, NJ 07033
phone (908) 298-7175
fax (908) 298-7303
email grace.lee9@spcorp.com

Exhibit B

EXECUTIVE COMPENSATION

Our Philosophy of Designing Compensation to Drive Business Performance

Following the arrival of Fred Hassan as the Chief Executive Officer in April of 2003, he introduced, with full support of the Board of Directors, a six- to eight-year Action Agenda, a plan with goals of stabilizing, repairing, and then turning around Schering-Plough and creating a foundation on which to build growth. Mr. Hassan implemented many strategic changes with the oversight, advice and approval of the Board, and replaced many members of the senior management team. Among the changes approved by the Compensation Committee was the creation of a total compensation program for the Chief Executive Officer and other key employees. Plans that differentiate more specifically by performance replaced certain legacy plans, such as profit sharing. The new program (described in detail in the Compensation Committee's report on page 25) is designed to foster a high performance culture and behaviors that are aligned with the Action Agenda, and with the long-term interests of Schering-Plough's shareholders.

Under the new program, base salary continues to be provided to executives at a level based on market competitiveness, the scope of the position, individual performance and demonstration of Leader Behaviors. Employee benefits offered to key executives are designed to be competitive.

One key feature of the new total compensation program is a revised incentive pay mix for members of Schering-Plough's Operations Management Team, which is comprised of the top 35 or so key executives responsible for driving Schering-Plough's business and aligning its strategic direction. By implementing the new incentive pay mix, Schering-Plough is able to focus more closely on driving Schering-Plough short and long-term performance with incentives that motivate by providing variable compensation based on Schering-Plough performance, and that differentiate for individual performance. All stock components of this program come from plans approved by shareholders.



Prior General Pay Mix
Restricted Stock Awards
Stock Options
Profit Sharing/ Bonus
Salary & Benefits
New Performance-Focused General Pay Mix
L-T Perf Shares
Cash LTI
Restricted Stock Awards
Perf Stock Options
Stock Options
Annual Incentive
Salary & Benefits

Pension Plan Information
Pension Plan Table

The approximate total annual benefits payable upon retirement at age 65 in specified compensation and years of service classifications are shown in the following table.

	Years of Service				
Remuneration	**15**	**20**	**25**	**30**	**35**
$ 200,000	$ 70,000	$ 80,000	$ 90,000	$ 100,000	$ 110,000
400,000	140,000	160,000	180,000	200,000	220,000
600,000	210,000	240,000	270,000	300,000	330,000
800,000	280,000	320,000	360,000	400,000	440,000
1,000,000	350,000	400,000	450,000	500,000	550,000
1,200,000	420,000	480,000	540,000	600,000	660,000
1,400,000	490,000	560,000	630,000	700,000	770,000
1,600,000	560,000	640,000	720,000	800,000	880,000
1,800,000	630,000	720,000	810,000	900,000	990,000
2,000,000	700,000	800,000	900,000	1,000,000	1,100,000
2,200,000	770,000	880,000	990,000	1,100,000	1,210,000
2,400,000	840,000	960,000	1,080,000	1,200,000	1,320,000
2,600,000	910,000	1,040,000	1,170,000	1,300,000	1,430,000
2,800,000	980,000	1,120,000	1,260,000	1,400,000	1,540,000
3,000,000	1,050,000	1,200,000	1,350,000	1,500,000	1,650,000
3,200,000	1,120,000	1,280,000	1,440,000	1,600,000	1,760,000
3,400,000	1,190,000	1,360,000	1,530,000	1,700,000	1,870,000
3,600,000	1,260,000	1,440,000	1,620,000	1,800,000	1,980,000

The table above reflects benefits on a life annuity basis and amounts payable are not subject to Social Security or other offset. Retirement benefits under Schering-Plough's nonqualified plans are payable on an annuity basis or on a present value lump sum basis at the election of the executive. Covered compensation consists of salary and bonus which, for the Named Executive Officers, is shown in the Summary Compensation Table on page 18. Benefits are calculated with reference to the highest average annual compensation (salary and bonus) for any period of 60 consecutive months during the last 120 months prior to retirement. The actual credited years of service as of March 1, 2006 are: Hassan (2 years), Bertolini (2 years), Cox (2 years), Pickett (12 years), and Sabatino (1 year).

As described in detail on pages 20-21, Mr. Bertolini is entitled to an additional 20 years of benefit service under Schering-Plough's supplemental executive retirement plan that will vest upon his fifth anniversary of employment with Schering-Plough. Mr. Bertolini's supplemental pension benefit will be offset by his retirement benefits from the qualified and non-qualified defined benefit pension plans of Schering-Plough and of any and all of his former employers. Employment terms that may impact Mr. Bertolini's pension benefits are described in detail on pages 20-21 under "Mr. Bertolini's Agreement."

Descriptions of how employment terms may impact the Named Executive Officers' pension benefits are provided on page 20 under "Employment and Change of Control Arrangements."

Compensation Committee Report

The Compensation Committee is responsible for setting Schering-Plough's executive compensation policy. The five Directors who serve on the Committee are not employees of Schering-Plough and are not eligible to participate in Schering-Plough's executive compensation programs. All Committee members are independent under the New York Stock Exchange standards and the more restrictive Schering-Plough Board Independence Standard.

Total Compensation Philosophy

The Compensation Committee's overarching goal is to develop a total compensation program for the Chief Executive Officer and other key executives that will drive business performance and transformational change at Schering-Plough. The program is designed to foster productive behaviors aligned with Schering-Plough's long-term Action Agenda, consistent with Schering-Plough's commitment to business integrity and other Leader Behaviors.

Effective in 2004, Schering-Plough implemented a new total compensation philosophy. This new philosophy is based on guiding principles against which Schering-Plough's compensation and benefits programs will be measured. The objectives are to (1) maximize shareholder value over time, (2) reward above average execution by providing opportunities for above average rewards, (3) reward efforts that create long-term shareholder value, and (4) encourage excellence by building an ownership mentality throughout Schering-Plough.

Under Schering-Plough's compensation philosophy, base salaries, annual incentives, long-term incentives, benefits and total compensation for Executive Officers and other key employees are targeted at the median of the Peer Group (as defined below), but for certain high-potential, high-performing individuals with critical skills and abilities, long-term incentives and total compensation targets may be set at or above the 75th percentile of the market.

An important element of Schering-Plough's compensation philosophy is share ownership guidelines that are applicable to the Chief Executive Officer, Executive Officers and other key employees at Schering-Plough. Under the share ownership guidelines, executives and other key employees are encouraged to acquire and maintain share holdings in Schering-Plough's stock in amounts expressed as a multiple of base salary. The guidelines provide for a five-year window period within which the share ownership is to be achieved and subjects the Chief Executive Officer, Executive Officers and other key employees to future reductions in stock option grants following the five-year window if the share ownership is not achieved. These guidelines establish a clear link between executive ownership, long-term strategic thinking and compensation programs that are tied to Company performance and the interests of the shareholders.

Total Compensation Program
Schering-Plough's executive compensation program is designed to serve Schering-Plough's broader strategic goals of profitable growth and the creation of long-term shareholder value. The program is fundamentally a pay-for-performance program designed to:

- ensure Schering-Plough's ability to attract and retain superior executives;
- strongly align the interests of Schering-Plough's executives with those of its shareholders; and
- provide a compensation package that balances individual contributions and overall business results.

The Committee selects, and when it deems appropriate is advised by, an independent executive compensation consultant to assist in evaluating the components of the executive compensation program. The Committee also annually ratifies Schering-Plough's selection of a compensation consultant, which works with Schering-Plough's Global Human Resources professionals and also provides information to the Committee.

In determining executive compensation for 2005, the Committee evaluated both the total compensation package and its individual elements. As part of its review, the Committee considered compensation data for companies that represent direct competitors for executive talent. The data includes information on those global research-based drug and health care companies within the peer index used in the performance graph (page 30) in the Proxy Statement (the "Peer Group"). In addition, in order to ensure that Schering-Plough's total compensation is appropriate for positions that are common in industries other than drug and health care, the Committee considered, without particular weighting, other general industry companies that the Committee believes are relevant to assure competitiveness of the overall compensation package.

For 2005, an executive's total compensation consisted of four elements: base salary, an annual incentive bonus opportunity, long-term incentives and employee benefits. Due to the financial condition of Schering-Plough, and based on the recommendation from the new Chief Executive Officer, the Committee decided that no salary increases would be awarded to the Executives named in the Summary Compensation Table in 2004, and they would receive no annual incentive bonus for 2003 (although Mr. Bertolini and Ms. Cox received other payments per their employment agreements). There was no catch-up action in 2005 to replace this lost compensation.

Base Salary
The Committee assessed a number of factors in fixing the salary of the Executive Officers (including those Executive Officers named in the Proxy Statement). Those factors include:

- Competitive labor market position determined from market surveys
- Level of job responsibility
- Individual and team performance
- Demonstration of Schering-Plough's Leader Behaviors

The Committee also considered Schering-Plough's overall financial performance, and in the case of Executive Officers with responsibility for a particular business unit, that unit's financial results. These factors are not weighted, and the Compensation Committee bases salary increases on an assessment of the above factors.

Each year, the Committee reviews with the Chief Executive Officer his performance ratings of the other Executive Officers and evaluates compensation levels against levels at the competitor companies. The Committee targets salaries of Schering-Plough's Executive Officers at or near the median of the salary levels at the competitor companies. However, base salaries above the median are necessary, in some cases, to attract and retain key talent. Officer performance and base salaries are also reviewed by the Committee annually.

Annual Incentive Bonus
In 2004, the shareholders approved the Schering-Plough Corporation Operations Management Team Incentive Plan. Under the terms of the plan, target annual cash incentives and specific performance criteria are established each year for Executive Officers with the actual payout based on the extent to which the performance criteria are met. Annual incentives are targeted at the median of the peer group, with above-average and superior performance resulting in actual payments above the median. Below a threshold level of performance, no awards may be granted under the plan.

The Committee fixed specified percentages of base salary as target incentive bonus awards for the Executive Officers. The actual amount of cash incentive bonuses that the Committee may award under the Operations Management Team Incentive Plan to Executive Officers for any year is determined by a formula established by the Committee, which is based on business drivers from Schering-Plough's annual operating plan. The Committee may, in its discretion, reduce the amount of the incentive bonus award determined under the program formula. However, the Committee may not increase the amount of any incentive bonus award above the amount determined under the program formula. In no event may an incentive bonus award for any year to any covered Executive Officer exceed the maximum award specified in the incentive plan.

For 2005 awards were based on revenue, earnings per share and individual performance. Actual earnings per share and revenue were based upon amounts reported in Schering-Plough's financial statements in its Annual Report to Shareholders.

In 2005, Schering-Plough exceeded the annual targets set forth in the pre-established formula. Accordingly, the incentive funding for the management team was above target.

Long-Term Incentives
The Committee believes that Schering-Plough's long-term incentives, which are primarily stock-based compensation, align the interest of Executive Officers with that of the shareholders, as any appreciation in the price of the stock will benefit all shareholders commensurately. As a result, the compensation program is designed such that at-risk long-term incentive compensation, in the form of stock options, restricted stock awards, performance stock units and cash long-term incentives, comprises the largest portion of total compensation package for Executive Officers.

Stock Options — Stock options link compensation to the interests of shareholders by providing executives with the opportunity to purchase common stock of Schering-Plough, thereby increasing their equity in Schering-Plough and sharing in the appreciation in the value of the stock. Under the 2002 Stock Incentive Plan, which has been approved by shareholders, the Committee may grant stock options to Executive Officers and other key employees. Stock options are awarded with an exercise price equal to the market price at the time of grant. In determining the number of stock options to grant, the Committee relies on a valuation of stock options provided by Schering-Plough's compensation consultant using the Black-Scholes methodology as the basis for valuation.

For 2005, the Committee granted all annual options subject to a three-year ratable vesting schedule. These options generally have a term of ten years. The actual value of any options granted will depend entirely on the extent to which Schering-Plough's Common Shares have appreciated in value at the time the options are exercised. This provides an incentive for executives to create wealth for the shareholders and provides rewards in proportion to the gain received by other shareholders. Schering-Plough has not repriced outstanding stock options in the past, and the Committee included a prohibition against repricing outstanding stock options without shareholder approval in the 2002 Stock Incentive Plan. In addition, Schering-Plough has adopted a formal policy against option repricing without shareholder approval within its Corporate Governance Guidelines.

Indexed Options — Schering-Plough believes traditional stock options are an important component of a competitive pay package necessary to attract and retain top executive talent.

The Committee believes that traditional stock options have a performance component, since the options have no value unless the stock price rises. Pursuant to the terms of our plans, all stock options have an exercise price equal to the fair market value at the grant date. However, the Committee also understands that certain institutional investors of Schering-Plough favor stock options with special performance–based vesting provisions.

SHAREHOLDER INFORMATION

Interactions with Shareholders

Schering-Plough is interested in shareholders' questions and comments. Corporate officers serve as liaisons to learn from shareholders and to share that information with senior management and the Board. Shareholders are asked to use the contacts noted below to ensure that the information is conveyed to senior management and the Board.

Issues regarding the Schering-Plough's business, financial matters or stock performance should be directed to the Investor Relations Department, as follows:

Investor Relations Department
Schering-Plough Corporation
2000 Galloping Hill Road
Mail Stop: K-1-4-4275
Phone: 908-298-7436
Fax: 908-298-7082

Issues regarding Schering-Plough's corporate governance or social issues that impact Schering-Plough should be directed to the Office of the Corporate Secretary, as follows:

Office of the Corporate Secretary
Schering-Plough Corporation
2000 Galloping Hill Road
Mail Stop:K-1-4-4525
Phone: 908-298-3636
Fax: 908-298-7303

In recent years, senior management and Directors have participated in transparent and interactive dialogue with investors.

During 2005, Mr. Hassan met with union thought leaders, religious investors and other institutional investors. These meetings provided valuable input that was considered in the design of patient assistance programs and the decisions to recommend that shareholders approve amendments to the governing documents to declassify the Board and to adopt the guideline provision requiring that should a Director receive a majority of votes cast as withhold votes, then he or she would offer to resign.

Another example is dialogue and information provided in 2003 to Donald L. Miller, who was Chairman of the Compensation Committee at the time, and Schering-Plough executives in meetings with CalPERS regarding executive compensation metrics and to executives meeting with Amalgamated Bank LongView Collective Investment Fund regarding performance-based stock options. These interactions were helpful in the compensation plan design, including the indexed stock options described in the Compensation Committee Report.

Shareholder Proposals for Inclusion in 2007 Proxy Statement

Schering-Plough encourages shareholders to contact the Office of the Corporate Secretary prior to submitting a shareholder proposal or any time they have concerns about Schering-Plough. At the direction of the Board and the Chairman and Chief Executive Officer, the Office of the Corporate Secretary acts as the corporate governance liaison to shareholders.

If any shareholder intends to present a proposal for consideration at the 2007 Annual Meeting of Shareholders, such proposal must be received by Schering-Plough not later than the close of business at 5:00 p.m. (Eastern time) on November 23, 2006 for inclusion, pursuant to Rule 14a-8 under the Exchange Act, in Schering-Plough's Proxy Statement for such meeting. Such proposal also will need to comply with Securities and Exchange Commission regulations regarding the inclusion of shareholder proposals in Schering-Plough-sponsored proxy materials. Shareholder proposals are required to be submitted to the Office of the Corporate Secretary at the above address in order to allow Schering-Plough to identify the proposal as being subject to Rule 14a-8 and to respond in a timely manner.

Other Shareholder Proposals for Presentation at 2007 Annual Meeting

The By-Laws of Schering-Plough provide a formal procedure for bringing business before the Annual Meeting. A shareholder proposing to present a matter before the 2007 Annual Meeting is required to deliver a written notice to the Corporate Secretary of Schering-Plough, no earlier than the close of business at 5:00 p.m. on January 19, 2007 and no later than February 19, 2007. In the event that the date of the Annual Meeting is more than 30 days before or more than 60 days after the anniversary date of the preceding year's Annual Meeting, the notice must be delivered to the Corporate Secretary of Schering-Plough not earlier than the

[redacted]

From: CFLETTERS
Sent: Wednesday, January 17, 2007 12:30 PM
To: [redacted]
Cc: [redacted]
Subject: FW: Schering-Plough Corporation (SGP) Shareholder Position on Company No-Action Request (William Steiner)

Follow Up Flag: Follow up
Flag Status: Red

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Wednesday, January 17, 2007 12:29 PM
To: CFLETTERS
Cc: Grace Lee
Subject: Schering-Plough Corporation (SGP) Shareholder Position on Company No-Action Request (William Steiner)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 17, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Schering-Plough Corporation (SGP)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Performance Based Stock Options William Steiner

Ladies and Gentlemen:

This is an initial response to the company January 9, 2007 no action request.

The company fails to introduce a precedent where a company was allowed to exclude a proposal on this topic because senior executive pay was determined to be [3]ordinary business.[2]

The company opines a [3]gone too far[2] theory about the level of detail included in the 293-word rule 14a-8 proposal. Additionally the 293-words include a significant amount of text that supports adoption as opposed to providing [3]intricate detail.[2]

The company fails to explain a reason this proposal would purported be inconsistent with the [3]NYSE guidance.[2] This proposal is believed to be one of many means for a company to be consistent the [3]NYSE guidance.[2]

The company seems to claim in error that this proposal should have requested adoption solely by the compensation committee and by not the full board.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner
Grace Lee <grace.lee9@spcorp.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 20, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Schering-Plough Corporation
Incoming letter dated January 9, 2007

The proposal requests that the board adopt a policy whereby at least 75% of future equity compensation awarded to senior executives shall be performance-based, as defined in the proposal.

We are unable to concur in your view that Schering-Plough may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Schering-Plough may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Schering-Plough may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Schering-Plough may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Special Counsel

END